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Exhibit 12(a)

THE BEAR STEARNS COMPANIES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except for ratio)

		(Unaudited) Nine Months Ended August 31, 2003	(Unaudited) Nine Months Ended August 31, 2002	Fiscal Year Ended November 30, 2002	Fiscal Year Ended November 30, 2001	Fiscal Year Ended November 30, 2000	Five-Months Ended November 26, 1999	Fiscal Year Ended June 30, 1999	Fiscal Year Ended June 30, 1998
Earnings before taxes on income		$1,335,506	$1,038,183	$1,310,963	$934,444	$1,171,523	$453,592	$1,064,108	$1,063,492

Add:	Fixed Charges
	Interest	1,067,184	1,368,717	1,762,580	3,793,998	4,772,286	1,524,046	3,344,190	3,622,629
	Interest factor in rents	26,838	27,580	37,735	33,500	32,200	12,783	31,363	30,130

Total fixed charges		1,094,022	1,396,297	1,800,315	3,827,498	4,804,486	1,536,829	3,375,553	3,652,759

Earnings before fixed charges and taxes on income		$2,429,528	$2,434,480	$3,111,278	$4,761,942	$5,976,009	$1,990,421	$4,439,661	$4,716,251

Ratio of earnings to fixed charges		2.2	1.7	1.7	1.2	1.2	1.3	1.3	1.3

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  Exhibit 12(a)
THE BEAR STEARNS COMPANIES INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (In thousands, except for ratio)